SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia Siemens Networks press release dated March 30, 2013: Nokia Siemens Networks completes closing of the divestment of its Business Support Systems business to Redknee

Press Statement

Espoo, Finland — March 30, 2013

Nokia Siemens Networks completes closing of the divestment of its Business Support Systems business to Redknee

Nokia Siemens Networks announced today that it has completed the closing of the transaction to sell its Business Support Systems (BSS) business to Redknee (TSX:RKN).

With this transaction, Redknee has acquired the Business Support Systems (BSS) business from Nokia Siemens Networks, which provides real-time charging, rating, policy management, and customer care solutions to more than 130 communication service providers, including half of the top 100 global mobile operators. In completing this transaction, Redknee has acquired direct control from Nokia Siemens Networks of the core BSS assets and the major operations including among others those located in Germany, India and Poland. The significant majority of 1200 employees transferred to Redknee, underpinning current service levels and quality for customers. For technical reasons, some employees and assets in some other jurisdictions are to be transferred legally to Redknee in the upcoming months, but will as of today work for the economic benefit of Redknee.

Nokia Siemens Networks retains a number of broader customer contracts that include elements of BSS for GSM for Railways (GSM-R), mobile broadband related mediation and policy control.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 100 countries and had net sales of approximately 13.8 billion euros in 2012. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

Forward-looking statements

Certain statements in this document may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, such statements use such words as “may,” “will,” “expect,”

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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“continue,” “believe,” “plan,” “intend,” “would,” “could,” “should,” “anticipate” and other similar terminology. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Persons reading this news release are cautioned that such information may not be appropriate for other purposes.

Such forward-looking statements include the statements regarding the Acquisition, including the closing of the Acquisition, and may also include financial and other projections as well as statements regarding Redknee’s future plans, objectives or performance for the current period and subsequent periods and regarding the markets for our products. These statements reflect current assumptions and expectations regarding future events and operating performance and speak only as of the date of this document. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward-looking statements, including, but not limited to, the possibility that any conditions to closing of the Acquisition under the Agreement, including regulatory approvals, may not be satisfied or waived, the possibility that Redknee will be unable to satisfy the conditions precedent to the loan facility to receive the necessary financing, a material adverse change in the affairs of Nokia Siemens Networks and/or Redknee or a development materially adversely affecting the financial markets, and the factors discussed under the “Risk Factors” section of Redknee’s most recently filed AIF which is available on SEDAR at www.sedar.com and on Redknee’s web-site at www.redknee.com, and with respect to Nokia including Nokia Siemens Networks on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements.

Although the forward-looking statements contained in this document are based upon what we believe are reasonable assumptions, we cannot assure investors that our actual results will be consistent with these forward-looking statements. We assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances, except as required by securities law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal